UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

In connection with an annual general meeting of shareholders (the “Meeting”) of WF International Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2 hereto, respectively.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Document
99.1	Notice and Proxy Statement of the Meeting, dated March 24, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: March 24, 2026